Exhibit 28.j.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm in the Registration Statement on Form N-1A of the Bridgeway Funds, Inc. and to the use of our reports dated August 27, 2015 on the financial statements and financial highlights of Aggressive Investors 1 Fund, Ultra-Small Company Fund, Ultra-Small Company Market Fund, Small-Cap Momentum Fund, Small-Cap Growth Fund, Small-Cap Value Fund, Large-Cap Growth Fund, Blue Chip 35 Index Fund, Managed Volatility Fund, Omni Small-Cap Value Fund, and Omni Tax-Managed Small-Cap Value Fund each a series of shares of Bridgeway Funds, Inc. Such financial statements and financial highlights appear in the June 30, 2015 Annual Reports to Shareholders which are incorporated by reference into the Statement of Additional Information.

BBD, LLP

Philadelphia, Pennsylvania

October 26, 2015